SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 1)

Under the Securities Exchange Act of 1934

LSB INDUSTRIES, INC.
____________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.10 per share
____________________________________________________
(Title of Class of Securities)

502160104
____________________________________________________
(CUSIP NUMBER)

Jayhawk Capital Management, L.L.C.
Attention: Kent C. McCarthy
8201 Mission Road, Suite 110
Prairie Village, Kansas 66208
Tel. No.: (913) 642-2611
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

January 22, 2002
____________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 502160104	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,207,275 (includes 1,406,275 shares of common stock receivable upon conversion of 324,850 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 2,207,275 (includes 1,406,275 shares of common stock receivable upon conversion of 324,850 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,207,275 (includes 1,406,275 shares of common stock receivable upon conversion of 324,850 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 502160104	13D/A
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jayhawk Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,881,600 (includes 1,081,600 shares of common stock receivable upon conversion of 249,850 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,881,600 (includes 1,081,600 shares of common stock receivable upon conversion of 249,850 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)
10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,881,600 (includes 1,081,600 shares of common stock receivable upon conversion of 249,850 shares of $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON* IA

           *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 502160104	13D/A
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jayhawk Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800,000
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 800,000
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 800,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* PN

           *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 502160104	13D/A
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jayhawk Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,081,600 (includes 1,081,600 shares of common stock receivable upon conversion of 249,850 shares of $3.25 convertible exchangeable Class C Preferred Stock, Series 2)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 1,081,600 (includes 1,081,600 shares of common stock receivable upon conversion of 249,850 shares of $3.25 convertible exchangeable Class C Preferred Stock, Series 2)
10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,081,600 (includes 1,081,600 shares of common stock receivable upon conversion of 249,850 shares of $3.25 convertible exchangeable Class C Preferred Stock, Series 2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON* PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

          This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of Jayhawk Institutional Partners, L.P., a Delaware limited partnership ("Jayhawk Institutional"), Jayhawk Investments, L.P., a Delaware limited partnership ("Jayhawk Investments"), their general partner, Jayhawk Capital Management, L.L.C., a Delaware limited liability company ("Jayhawk"), and its manager, Kent C. McCarthy. This Schedule 13D amends the initial statement on Schedule 13D relating to shares of common stock of LSB Industries, Inc., a Delaware corporation (the "Issuer") as filed with the Securities and Exchange Commission (the "Commission") on January 18, 2001 (the "Original 13D"). The Original 13D is hereby amended as follows:

Item 3.     Source and Amount of Funds

          Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:

          As of February 18, 2002, Jayhawk Investments had invested $768,760 in shares of Common Stock and shares of $3.25 Convertible Exchangeable Class C Preferred Stock ("Class C Preferred Stock"); Jayhawk Institutional had invested $1,388,502 in shares of Common Stock and Class C Preferred Stock; and Mr. McCarthy had invested $435,935 in shares of Common Stock and Class C Preferred Stock. The above amounts include any brokerage commissions incurred in the investments. The source of these funds was the working capital of each entity and the personal funds of Mr. McCarthy.

Item 4.     Purpose of the Transaction

          Item 4 of the Original 13D is hereby amended by restating the first paragraph of Item 4 as follows:

          Jayhawk, Jayhawk Investments, Jayhawk Institutional, and Mr. McCarthy (collectively, the "Shareholders") acquired the Shares of Common Stock and Class C Preferred Stock (collectively, the "Shares") because they believe that the Shares at current market prices are undervalued and represent an attractive investment opportunity. The Shareholders further believe that there may exist unexploited opportunities to increase the value of the Shares. Mr. McCarthy, as a holder of Class C Preferred Stock, participated in the nomination and election of two individuals to serve on the board of directors and hopes to work with the Issuer's management and board of directors to identify and pursue opportunities to increase the value of the Shares. Such opportunities may include raising additional capital or entering strategic alliances that could fund future growth and expansion or exploring possible business combinations.

Item 5.     Interest in Securities of the Issuer

          Item 5 of the Original 13D is hereby amended and restated in its entirety to read as follows:

               (a)     As of February 18, 2002, Jayhawk beneficially owned 1,881,600 shares of Common Stock (which includes 1,081,600 shares of Common Stock receivable upon conversion of 249,850 shares of $3.25 convertible exchangeable class C Preferred Stock, Series 2 (the "Class C Preferred Stock")), which represents 14.5% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,881,600 shares beneficially owned by Jayhawk by (ii) the sum of (A) 11,933,563 shares of common stock outstanding as of October 31, 2001 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2001 and (B) the 1,081,600 shares of Common Stock receivable upon conversion of the Class C Preferred Stock.

          As of February 18, 2002, Mr. McCarthy beneficially owned 2,207,275 shares of Common Stock (which includes 1,406,275 shares of Common Stock receivable upon conversion of 324,850 shares of Class C Preferred Stock), which represents 16.5% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,207,275 shares beneficially owned by Mr. McCarthy by (ii) the sum of (A) 11,933,563 shares of Common Stock outstanding as of October 31, 2001 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2001 and (B) the 1,406,275 shares of Common Stock receivable upon conversion of the Class C Preferred Stock.

          As of February 18, 2002, Jayhawk Investments beneficially owned 1,081,600 shares of Common Stock (which includes 1,081,600 shares of Common Stock receivable upon conversion of 249,850 shares of Class C Preferred Stock), which represents 8.3% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,081,600 shares beneficially owned by Jayhawk Investments by (ii) the sum of (A) 11,933,563 shares of Common Stock outstanding as of October 31, 2001 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2001 and (B) the 1,081,600 shares of Common Stock receivable upon conversion of the Class C Preferred Stock.

          As of February 18, 2002, Jayhawk Institutional beneficially owned 800,000 shares of Common Stock, which represents 6.7% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 800,000 shares beneficially owned by Jayhawk Institutional by (ii) 11,933,563 shares of Common Stock outstanding as of October 31, 2001 based upon the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2001.

               (b)     Mr. McCarthy, as manager of Jayhawk, has the sole power to vote and dispose of the Shares beneficially owned by Jayhawk, Jayhawk Investments and Jayhawk Institutional.

               (c)     The transactions made by Jayhawk Institutional in the Issuer's securities during the last sixty days are listed on Annex A attached hereto and made a part hereof. No other transactions in the Issuer's securities were made by Jayhawk Institutional, Jayhawk Investments, Jayhawk or Mr. McCarthy during the last sixty days, except that on December 27, 2001, 10,000 shares of Series C Preferred Stock (representing 43,300 shares of Common Stock) were gifted to charity by Mr. McCarthy.

               (d)     Not Applicable.

               (e)     Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not Applicable

Item 7.     Material to be Filed as Exhibits

          Joint Filing Agreement dated January 9, 2001.

RIDER A

ANNEX A

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)
12/17/01	Sell	1000	2.71
12/18/01	Sell	29,000	2.70
12/19/01	Sell	5,500	2.65
12/28/01	Sell	3,000	2.65
12/31/01	Sell	1,700	2.51
1/22/02	Sell	4,800	2.848
1/24/02	Sell	10,000	2.899
1/25/02	Sell	1,600	2.844
1/31/02	Sell	4,000	2.847
2/01/02	Sell	1,000	2.84
2/04/02	Sell	7,400	2.849